BEASLEY BROADCAST GROUP, INC.

3033 Riviera Drive, Suite 200

Naples, FL 34103

June 2, 2026

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mariam Mansaray

Re:	Beasley Broadcast Group, Inc. Registration Statement on Form S-3 (File No. 333-295967)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Beasley Broadcast Group, Inc. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 4:00 p.m. U.S. Eastern Time on June 4, 2026 or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement referred to above, the Company, its officers and directors acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

BEASLEY BROADCAST GROUP, INC.

By:	/s/ Caroline Beasley
Name: Caroline Beasley
Title: Chief Executive Officer

cc:	Patrick H. Shannon, Esq.

Brian D. Miller, Esq.

Samuel D. Rettew, Esq.

Latham & Watkins LLP